                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            REGENT ASSISTED LIVING, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                         Common Stock, no par value per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     758949-10-1
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                                    (CUSIP Number)


                               Pamela J. Privett, Esq.
                 Senior Vice President, General Counsel and Secretary
                                 LTC Healthcare, Inc.
                           300 Esplanade Drive, Suite 1860
                              Oxnard, California  93030
                                    (805) 981-3611
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    March 26, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /.


                          (Continued on the following page)



                                  Page 1 of  8 Pages

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                                     SCHEDULE 13D

---------------------------------              ---------------------------------
      CUSIP No. 758949-10-1                               Page 2 of 8
---------------------------------              ---------------------------------

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  1       NAME OF REPORTING PERSON

          LTC Healthcare, Inc.
          Tax I.D. No. 91-1895305
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /

                                                                        (b) / /
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  3       SEC USE ONLY

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  4       SOURCE OF FUNDS

          WC, OO
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

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  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
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  NUMBER OF                 7        SOLE VOTING POWER
  SHARES
  BENEFICIALLY                       533,333 shares
  OWNED BY EACH           ------------------------------------------------------
  REPORTING                 8        SHARED VOTING POWER
  PERSON WITH
                                     0
                          ------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER

                                     533,333 shares
                          ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     0
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          533,333 shares
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    /X/

--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.3%
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  14      TYPE OF REPORTING PERSON

          CO
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                                                                     Page 3 of 8


Item 1.     SECURITY AND ISSUER.

            This statement relates to shares of common stock, no par value per share (the "Common Stock"), of Regent Assisted Living, Inc., an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 121 SW Morrison Street, Suite 1000, Portland, Oregon 97204.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by LTC Healthcare, Inc., a Nevada corporation ("Healthcare").

            (b) The address of Healthcare's principal offices is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. The names, business addresses and principal businesses of each of the directors and executive officers of Healthcare are set forth on Schedule I hereto and incorporated by reference herein.

            (c) The current principal business of Healthcare, a holding company, is its investment in the Notes (as defined below).

            (d) During the last five years, neither Healthcare nor, to the best of its knowledge, any of the executive officers or directors of Healthcare, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither Healthcare nor, to the best of its knowledge, any of the executive officers or directors of Healthcare, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) To the best knowledge of Healthcare, each of the executive officers and directors of Healthcare is a United States citizen.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate amount of funds paid in cash by Healthcare in making the Note Purchase (as defined below) was $4,000,000, and Healthcare used its working capital and proceeds from a loan (as described in Item 4 below) to make such investment.

Item 4.     PURPOSE OF TRANSACTION.

            On March 26, 1998, Healthcare and the Company agreed that Healthcare would invest $4,000,000 in the Company (the "Note Purchase") in the form of convertible subordinated debentures due 2008 (the "Notes"). The Note Purchase was consummated on March 30, 1998 pursuant to the terms of a Convertible Subordinated Note Purchase Agreement (the "Purchase Agreement"), dated as of March 30, 1998, by and between the Company and Healthcare. The Notes bear interest at 7.5% and are convertible, at any time in whole or in part at Healthcare's option, into the Company's Common Stock at a price of $7.50 per share, subject to adjustment, which if all Notes issued to date to Healthcare were converted would result in the issuance of 533,333 shares of the Company's Common Stock. The

Company can require conversion of the Notes at such time as the Company's Common Stock trades at $12 per share or more for thirty consecutive days.

            The purpose of the Note Purchase was to provide the Company with additional funds while providing Healthcare with an opportunity to invest in the Company.

            After giving effect to this transaction, and assuming conversion of all Notes currently beneficially owned by Healthcare, Healthcare would be the beneficial owner of 10.3% of the outstanding shares of the Company's Common Stock. Healthcare also entered into a Registration Rights Agreement with the Company pursuant to which Healthcare has, among other things, the right, under certain circumstances and subject to certain conditions and exceptions, to require the Company to register all or any portion of the shares of Common Stock issued to it upon conversion of all or any portion of the Notes.

            Additionally, pursuant to the Purchase Agreement, the Company has an option to require Healthcare to purchase up to $6,000,000 principal amount of additional Notes. Such option must be exercised on or prior to March 31, 2000. The exercise price, and other terms and conditions of such additional $6,000,000 principal amount of Notes are identical to the exercise price and other terms and conditions of the $4,000,000 principal amount of Notes issued on March 30, 1998. If the Company exercises its option to require Healthcare to purchase all such additional Notes, and if all such additional Notes were converted, an additional 800,000 shares of the Company's Common Stock would be issued to Healthcare. Except for such obligation to purchase such additional Notes, Healthcare currently has no other plan to further increase or decrease the size of its investment in the Company.

            Healthcare intends to review its investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Healthcare, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company.

            Except as described herein, Healthcare has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Healthcare will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Healthcare beneficially owns no shares of the Company's Common Stock. Healthcare beneficially owns Notes convertible into 533,333 shares of the Company's Common Stock. Immediately following the consummation of the transactions contemplated by the Note Purchase and assuming conversion of all Notes currently beneficially owned by Healthcare, Healthcare would be the beneficial owner of 10.3% of the outstanding shares of the Company's Common Stock.

            (b) If Healthcare were to convert all of the Notes currently outstanding, Healthcare would have sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 533,333 shares of the Company's Common Stock. LTC Properties, Inc. ("LTC"), a Maryland corporation, owns 4,002 non-voting shares of Healthcare's Class B common stock, par value $.01 per share ("Class B Common Stock"), representing approximately 99% of the outstanding capital stock of

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                                                                     Page 5 of 8


Healthcare. Four of the executive officers of LTC are also executive officers of Healthcare. Two of such executive officers are also directors of each of LTC and Healthcare. LTC contributed $2,001,000 to Healthcare in connection with its equity investment in Healthcare. LTC also loaned Healthcare $2,000,000 at an interest rate of 8% per annum over a term of ten years. Healthcare anticipates that any additional purchases of Notes by Healthcare would be funded by a contribution of cash from LTC to Healthcare in exchange for the issuance of additional shares of Class B Common Stock to LTC. LTC is the beneficial owner of 69,000 shares of the Company's Common Stock, which represents 1.5% of the outstanding shares of the Company's Common Stock. LTC disclaims beneficial ownership of the Common Stock beneficially owned by Healthcare.

            The principal business of LTC, a self-administered real estate investment trust, is investing in long-term care and other health care-related facilities through mortgage loans, facility lease transactions and other investments.

            LTC has provided the Company with approximately $54.6 million of additional financing commitments for eight assisted living facilities (the "LTC Commitment"), of which $8.4 million have been completed. To date, LTC and the Company have completed $11.4 million of sale-leaseback transactions on three assisted living facilities in addition to the eight which are subject to the LTC Commitment.

            (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of Healthcare or any executive officer or director of Healthcare during the past 60 days.

            (d) Except as stated in this Item 5, to the best knowledge of Healthcare, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable to Healthcare upon conversion of the Notes.

            (e)     Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Items 4 and 5.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1. Convertible Subordinated Note Purchase Agreement, dated as of March 30, 1998, by and between Regent Assisted Living, Inc. and LTC Healthcare, Inc. (formerly known as LTC Equity Holding Company, Inc.)

    Exhibit 2. Registration Rights Agreement, dated as of March 30, 1998, by and between Regent Assisted Living, Inc. and LTC Healthcare, Inc. (formerly known as LTC Equity Holding Company, Inc.)

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                                                                     Page 6 of 8


                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  April 6, 1998                    LTC HEALTHCARE, INC.



                                         By:   /s/ Pamela J. Privett
                                              -----------------------------
                                         Name:  Pamela J. Privett
                                         Title: Senior Vice President,
                                                General Counsel and Secretary

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                                                                     Page 7 of 8


                                     SCHEDULE  I



                         DIRECTORS AND EXECUTIVE OFFICERS OF
                                 LTC HEALTHCARE, INC.

            The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of LTC Healthcare, Inc. is set forth below.

                                                                                 PRINCIPAL OCCUPATION, IF
                                                                                 OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                       POSITION WITH LTC                        OFFICER OF LTC HEALTHCARE,
ADDRESS                                 HEALTHCARE, INC.                         INC.
-------------------------------------  ---------------------------------------  ------------------------------------------
Andre C. Dimitriadis                    Chairman of the Board and                Chairman of the Board and Chief
300 Esplanade Drive, Suite 1860         Chief Executive Officer                  Executive Officer of LTC Properties,
Oxnard, CA 93030                                                                 Inc.

James J. Pieczynski                     President, Chief Financial               President, Chief Financial Officer and
300 Esplanade Drive, Suite 1860         Officer, Treasurer and Director          Director of LTC Properties, Inc.
Oxnard, CA 93030i

Christopher T. Ishikawa                 Senior Vice President, Chief             Senior Vice President and Chief
300 Esplanade Drive, Suite 1860         Investment Officer, Assistant            Investment Officer of LTC Properties,
Oxnard, CA 93030                        Secretary and Director                   Inc.

Pamela J. Privett                       Senior Vice President, General           Senior Vice President, General Counsel
300 Esplanade Drive, Suite 1860         Counsel, Secretary and Director          and Secretary of LTC Properties, Inc.
Oxnard, CA 93030

Joan M. Croker                          Director                                 Attorney, Los Angeles County Public
2240 Manning Avenue                                                              Defender's Office
Los Angeles, CA 90064

Lorri L. Jean                           Director                                 Executive Director of Los Angeles Gay
1316 N. Cherokee Avenue                                                          and Lesbian Services Center
Los Angeles, CA 90028

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                                                                     Page 8 of 8


                                    EXHIBIT INDEX


     Exhibit 1. Convertible Subordinated Note Purchase Agreement, dated as of March 30, 1998, by and between Regent Assisted Living, Inc. and LTC Healthcare, Inc. (formerly known as LTC Equity Holding Company, Inc.)

     Exhibit 2. Registration Rights Agreement, dated as of March 30, 1998, by and between Regent Assisted Living, Inc. and LTC Healthcare, Inc. (formerly known as LTC Equity Holding Company, Inc.)